UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INTERNATIONAL AIRLINE SUPPORT GROUP INC.

(Name of Issuer)

Common Stock, $.02 value

(Title of Class of Securities)

458865201 (CUSIP Number)

November 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    458865201                                                                     13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only). Knight Equity Markets, L.P., formerly Knight Securities, L.P. 22-3660471

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 391,781 6. SHARED VOTING POWER Not applicable 7. SOLE DISPOSITIVE POWER 391,781 8. SHARED DISPOSITIVE POWER Not applicable

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,781

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.22%

12.	TYPE OF REPORTING PERSON* BD

CUSIP No. 458865201	13G

Item 1(a)	Name of Issuer: International Airline Support Group Inc.

1(b)	Address of Issuer’s Principal Executive Offices

1954 Airport Road, Suite 200 Atlanta, Georgia 30341

Item 2(a)	Names of Persons Filing Knight Equity Markets, L.P., formerly Knight Securities, L.P.

Item 2(b)	Address of Principal Business Office 525 Washington Blvd., 23rd Fl., Jersey City, NJ 07301

Item 2(c)	Citizenship Delaware

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number: N/A

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☒ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

Item 4	Ownership:

(a) Amount beneficially owned:

391,781

(b) Percent of Class:

18.22%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 391,781

(ii) shared power to vote or to direct the vote: Not applicable

(iii) sole power to dispose or to direct the disposition of: 391,781

(iv) shared power to dispose or to direct the disposition of: Not applicable

Item 5	Ownership of Five Percent or Less of a Class
Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8	Identification and Classification of Members of the Group
Not Applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 10, 2003

KNIGHT EQUITY MARKETS, L.P.

By:	/S/ LEONARD J. AMORUSO
Leonard J. Amoruso
Senior Vice President Chief Compliance Officer